PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

82-2441

SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C. 160 SECTION

May 01, 2006

[redacted]

06013247

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: KELSO TECHNOLOGIES INC. (the "Company")
MAILING ON MAY 1, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the holders who returned a Financial Statement Request Form pursuant to National Instrument 51-102. However, we have not mailed to persons in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Interim Financial Statements for the Period Ending 2006/02/28
- Management Discussion and Analysis

SUPPL

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

LAURIE WADDINGTON

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

cc: TSX Venture Exchange
cc: Alberta Securities Commission

cc: KELSO TECHNOLOGIES INC.
cc: HARLEY D SINCLAIR
cc: STEINGARTEN SCHECHTER & CO
cc: US Securities and Exchange Commission

5/10

KELSO TECHNOLOGIES INC.

(a development stage company)

Financial Statements

February 28, 2006

(Unaudited - prepared by management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51 - 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim financial statements for the three and six months ended February 28, 2006.

KELSO TECHNOLOGIES INC.
(a development stage company)
Index to Financial Statements
February 28, 2006
(Unaudited - prepared by management)

KELSO TECHNOLOGIES INC.

(a development stage company)

Balance Sheet

(Unaudited - prepared by management)

		February 28, 2006		August 31, 2005
ASSETS				
Current				
Cash and cash equivalents	$	**22,044**	$	86,205
Accounts receivable		**5,684**		-
Goods and services tax receivable		**2,744**		5,350
Prepaid expenses		**3,686**		18,675
		34,158		110,230
Equipment		**3,113**		3,641
	$	**37,271**	$	113,871
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**124,263**	$	30,031
SHAREHOLDERS' DEFICIENCY				
Share capital				
Common Shares		**7,664,847**		7,527,034
Preferred shares		**25,000**		25,000
		7,689,847		7,552,034
Contributed surplus		**120,416**		119,100
Deficit (page 2)		**(7,897,255)**		(7,587,294)
		(86,992)		83,840
	$	**37,271**	$	113,871

APPROVED ON BEHALF OF THE BOARD

"John Carswell" *Director*

"Stephen Grossman" *Director*

KELSO TECHNOLOGIES INC.

(a development stage company)

Statement of Operations and Deficit

(Unaudited - prepared by management)

	Three Months Ended February 28, 2006	Three Months Ended February 28, 2005	Six Months Ended February 28, 2006	Six Months Ended February 28, 2005
Revenue	$ 20,206	$ -	$ **20,206**	$ -
Cost of goods sold	11,867	-	**11,867**	-
Gross profit	8,339	-	**8,339**	-
Expenses				
Advertising and promotion	1,429	212	**1,894**	393
Amortization	268	-	**528**	1,507
Automobile	5,440	2,039	**6,520**	4,141
Bank charges and interest	255	454	**726**	665
Consulting fees	27,136	40,478	**60,975**	53,478
Licence and fees	5,858	11,429	**5,858**	19,981
Management fees	27,275	33,000	**66,172**	66,000
Office	3,918	3,570	**12,781**	9,718
Professional fees	12,971	7,457	**42,516**	20,750
Rent	8,374	2,528	**8,374**	5,055
Telephone	1,643	1,558	**3,702**	2,625
Travel and promotion	2,356	2,230	**3,964**	4,422
Management salaries	45,678	-	**45,678**	-
	142,601	104,955	**259,688**	188,735
Loss before the undernoted	(134,262)	(104,955)	**(251,349)**	(188,735)
Interest and other income	187	3,635	**437**	3,831
Loss on disposal of equipment	-	(5,656)	**-**	(5,656)
Research and development costs	(31,500)	(29,469)	**(57,658)**	(71,585)
Stock-based compensation	-	(57,290)	**(1,391)**	(52,268)
	(31,313)	(88,780)	**(58,612)**	(125,678)
Net loss for the period	(165,575)	(193,735)	**(309,961)**	(314,413)
Deficit, beginning of period	(7,731,680)	(6,954,648)	**(7,587,294)**	(6,833,970)
Deficit, end of period	(7,897,255)	(7,148,383)	$ **(7,897,255)**	$ (7,148,383)
Earnings per share	$ (0.003)	$ (0.004)	$ **(0.006)**	$ (0.007)
Weighted average number of shares	49,071,096	43,481,936	**49,259,888**	43,047,127

KELSO TECHNOLOGIES INC.

(a development stage company)

Statement of Cash Flows

(Unaudited - prepared by management)

	Three Months Ended February 28, 2006	Three Months Ended February 28, 2005	Six Months Ended February 28, 2006	Six Months Ended February 28, 2005
Operating activities				
Net loss for the period (page 2)	$ (165,575)	$ (193,735)	$ **(309,961)**	$ (314,413)
Add items not affecting cash:				
Amortization	268	-	**528**	1,507
Loss on disposal of assets	-	5,656	**-**	5,656
Stock-based compensation	-	57,290	**1,391**	52,268
	(165,307)	(130,789)	**(308,042)**	(254,982)
Changes in other non-cash working capital:				
Accounts receivable	(5,684)	-	**(5,684)**	-
Inventory	6,643	-	**-**	-
Goods and Services Tax receivable	5,878	(3,181)	**2,606**	(3,181)
Prepaid expenses	1,058	(16,677)	**14,989**	(22,152)
Accounts payable and accrued liabilities	58,687	(1,362)	**94,232**	(22,749)
	66,582	(21,220)	**106,143**	(48,082)
	(98,725)	(152,009)	**(201,899)**	(303,064)
Cash flows from (used in) financing activities				
Issuance of common shares	111,601	150,732	**137,738**	282,850
	111,601	150,732	**137,738**	282,850
Increase (decrease) in cash during the period	12,876	(1,277)	**(64,161)**	(20,214)
Cash, beginning of period	9,168	57,408	**86,205**	76,345
Cash, end of period	$ 22,044	$ 56,131	$ **22,044**	$ 56,131
Supplementary information				
Interest paid	$ 255	$ 454	$ **(726)**	$ (665)
Income taxes paid	$ -	$ -	$ **-**	$ -

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. The company has completed the two year Service Trial of the JS75 SRV Pressure Relief Valve required by the Association of American Railroads and as of the fall of 2005 is in commercialization.

The JS75 SRV Pressure Relief Valve is a patented product whose application is in the transportation and storage of hazardous and non-hazardous materials.

These interim financial statements should be read in conjunction with the financial statements of the company's most recently completed year ended August 31, 2005. These statements do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. These statements follow the same accounting policies and methods of their application as those followed in the August 31, 2005 financial statements.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. EQUIPMENT

	Costs	Accumulated Amortization	**Net Carrying Amount February 28, 2006**	Net Carrying Amount August 31, 2005
Computer equipment	$ 1,365	$ 347	**$ 1,018**	$ 1,313
Furniture and fixtures	10,956	8,861	**2,095**	2,328
	$ 12,321	$ 9,208	**$ 3,113**	$ 3,641

4. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I

100,000,000 Common shares, without par value

Issued and fully paid:

	February 28, 2006			August 31, 2005		
	Number of Shares		Amount	Number of Shares		Amount
(a) Common shares						
Balance, beginning of period	**48,881,083**	**$**	**7,527,034**	41,597,932	$	6,662,600
Issued during the period:						
- for private placement	**1,374,380**		**137,438**	5,020,818		578,505
- for exercise of stock options	**3,000**		**375**	1,032,572		134,277
- for exercise of share purchase warrants	-		-	1,118,030		129,278
- for conversion of preference shares	-		-	111,731		37,650
- for corporate finance fee	**18,674**		**1,867**	-		-
Less: share issuance costs	-		-	-		(15,276)
Balance, end of period	**50,277,137**	**$**	**7,666,714**	48,881,083	$	7,527,034

	February 28, 2006			August 31, 2005		
	Number of Shares		Amount	Number of Shares		Amount
(b) Class "A" Convertible, Voting Preference Shares, Series I:						
Balance, beginning of period	**25,000**	**$**	**25,000**	62,650	$	62,650
Converted into common shares	-		-	(37,650)		(37,650)
Balance,end of period	**25,000**	**$**	**25,000**	25,000	$	25,000

(c) Escrowed shares:

562,500 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

(d) Stock Option Plan:

The following stock options are outstanding at February 28, 2006:

Number of Shares	Exercise Price	Expiry Date
98,257	$ 0.10	November 22, 2006
410,875	$ 0.10	September 4, 2007
206,071	$ 0.10	November 4, 2007
238,500	$ 0.10	March 25, 2008
1,268,422	$ 0.10	December 29, 2008
1,935,775	$ 0.11	February 24, 2010
278,100	$ 0.10	September 26, 2010

During the period, no stock options were granted, exercised, expired or forfeited.

(e) Stock-based Compensation:

The Company applies the fair value method of accounting for stock-based compensation awards. During the period, the Company revalued 278,100 stock options to directors and officers resulting in a stock-based compensation expense adjustment of $1,391.

The fair value of the options granted was estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	February 28, 2006	August 31, 2005
Risk-free interest rate	3.51%	3.51%
Estimated volatility	30%	30%
Expected life	2-5 years	2-5 years
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(f) Share Purchase Warrants:

As at February 28, 2006 the following share purchase warrants are outstanding:

Number of Warrants	Exercise Price	Expiry
402,968	$ 0.20	June 4, 2006
29,166	$ 0.30	June 5, 2006
749,000	$ 0.17	September 9, 2006
4,271,818	$ 0.14	April 20, 2007
1,374,380	$ 0.15	January 11, 2008

During the period 797,728 share purchase warrants expired, 1,374,380 share purchase warrants were granted and no share purchase warrants were excercised or forfeited during the period.

5. CONTRIBUTED SURPLUS

The Company applies the fair value method of accounting for stock-based compensation awards. Accordingly, stock-based compensation expense adjustment of $1,391 for revaluation of stock options increased contributed surplus, while exercise of options with a fair value of $75 decreased contributed surplus.

6. RELATED PARTY TRANSACTIONS

Related parties are directors and companies controlled by the directors. The following summarizes the company's related party transactions for the year.

	Six Months Ended February 28, 2006	Six Months Ended February 28, 2005
Automobile	**$ 5,311**	$ 3,900
Consulting	**46,000**	20,000
Legal	**23,569**	3,488
Management fees	**66,172**	66,000
Management salaries	**45,678**	-
Rent	**8,374**	5,055
Research and development costs	**50,000**	50,000
	$ 245,104	$ 148,443

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounts payable and accrued liabilities includes $84,807 due to related parties.

7. SUBSEQUENT EVENTS

Subsequent to February 28, 2006, 50,000 share purchase warrants set to expire April 20, 2007 were exercised for $0.14 per share

Subsequent to February 28, 2006, 25,000 Class "A" preference shares were converted to common shares.

KELSO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Six Months Ended February 28, 2006
Additional information on the company may be found on SEDAR at www.sedar.com

Description of Business

The Company is active in both sales and marketing as well as in research and development of various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The first of a series of valves, Kelso's JS75 SRV, is a patented pressure relief valve that is an external valve which has specific advantages over the current class of internal and external pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75 SRV, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization. Final approval and certification by the AAR was given to Kelso during February 2004.

On August 30, 2005, following extensive efforts that continued after the May 2005 Bureau Of Explosives Seminar, Kelso successfully announced its first ever sale of its JS75 SRV pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator with their headquarters in Germany. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

On September 12, 2005, Kelso announced that it had entered into a new investment banking advisory agreement with a Toronto-based securities company to provide ongoing financial advisory and related services including arranging financing on a best efforts basis. Efforts continued through the fall without success. Kelso, however, is still in discussions with numerous other individuals and/or groups in Canada, the US, the UK and India regarding funding. It became apparent to Kelso management that until the Company successfully sold a number of its valves into the rail industry, it would not have demonstrated the acceptance within the industry that would make it an attractive venture to fund. Kelso continues with its efforts to sell larger quantities of valves and expects that its success in doing so will lead to greater interest in financing the Company. Kelso Management is also of the opinion that significant sales alone could finance its modest needs until major funding is accomplished.

On October 4, 2005, Kelso announced that it had been granted a twenty year patent in Mexico for its "Tank Transport Pressure Relief Valve". The Mexican Patent expires in 2019.

On November 9, 2005, Kelso announced that it received an order for its JS75 SRV pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

On November 10, 2005, Kelso announced that it was in discussions with parties based in the United Kingdom and in India with regard to both its financing needs as well as possible joint venture arrangements to serve European and Asian rail and petrochemical markets.

The Company continues working with an agent based in London, UK to determine possible interest in the UK and India, for financing Kelso both in the short term as well as over the longer term as the Company expands its product rollout. To date, its agent's associates have identified possible manufacturers that may be interested in further discussing opportunities for manufacturing for certain overseas markets.

In order to expand the expertise of its Board of Directors, on November 22, 2005, Kelso announced the appointment of Mr. William Troy to the Board. Mr. Troy brings unique credentials to the Kelso Board of Directors which span 35 years and include practical experience in both operations and ownership of trucking transportation companies.

Kelso continued its aggressive marketing and sales efforts in early 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and undertook strategic follow-up in early 2006 with potential customers.

In December, Kelso issued its first invoices to customers who purchased its JS75 SRVs, which are now in service. For the first time in Kelso's history, Kelso earned revenue on sales of its technology which is recorded in this financial statement.

On November 10, 2005, Kelso announced that it planned to arrange a private placement in hopes of securing up to $250,000. On January 17, 2006, Kelso announced the closing of the private placement for a total of $137,438. The funds were used for general working capital as well as for maintenance and service fees for Kelso's Patents and Patents Pending, for expenses related to its January 20, 2006 Annual General Meeting, for travel expenses for its VP of Engineering to present Kelso's technology to potential customers as part of its ongoing marketing and sales efforts as well as for R&D of Kelso's future products.

All 19 investors were arm's length to the company and 10 investors had never participated in a private placement with the company in the past. Kelso management was pleased at the show of good faith by all participants in the private placement.

The company is encouraged that some of the participants in that private placement were rail industry personnel who actually have been hands-on with Kelso's JS75 SRV pressure relief valve. These are individuals who have considerable detailed technical knowledge of the various pressure relief valves on the market and recognize the tremendous value that Kelso's JS SRV offers the rail industry in both exceptional performance, as well as overall cost savings.

On January 19, 2006, Kelso provided an update news release in which it indicated that Kelso management began working with a company, which, like Union Tank Car, is a manufacturer and lessor of rail tank cars. Kelso provided it with confidential product and pricing information, which Kelso anticipates could lead to sales of a large number of JS75 SRV pressure relief valves for a new car build project, due for completion in mid 2006. The Company is actively engaged in efforts to secure this sale.

Kelso Technologies Inc. held its annual general meeting (AGM) in Vancouver, B.C., on Friday, January 20, 2006. The Company is pleased to report on the AGM results which overwhelmingly endorsed the direction that the company's directors and management have been taking. The company was very pleased that, compared with the prior year's AGM, 67 per cent more votes were cast at this year's meeting.

On February 1, 2006, Kelso reported that Rescar Industries Inc., which is the largest rolling stock maintenance provider in North America with facilities throughout the U.S. and Canada, had placed its second order for Kelso's JS75 SRV pressure relief valves.

On February 13, 2006, Kelso reported that it had made its biggest sale ever. The Company sold more than 100 of its stainless steel JS75 SRV pressure relief valves to one of the three largest railcar manufacturers in the US, for installation on new tank cars being built for Eastman Chemical Company, one of Kelso's existing customers. Gross revenue earned from this sale, which is just over US$119,000, will be reported on future financial statements after receipt of these revenues are deposited to Kelso's bank account.

This sale is significant to Kelso and its shareholders because it provides Kelso potential new sales opportunities to this manufacturer for both new car builds and their own fleet of tank cars being leased to its various customers. This sale demonstrates that Kelso can sell its valves to replace competitors' valves due to the superiority of Kelso's technology design. It also opens the door to other sales markets as it establishes credibility for Kelso, sending a key message to the marketplace about the quality and industry-acceptance of its pressure relief valves.

On February 20, 2006, Kelso reported in a news release that it has also been working with one of the world's largest oil companies, which requested that Kelso undertake two sets of specialized tests with one of its JS75 SRVs to simulate results as though the production valve had been in service for ten years. On completion of the testing, Kelso submitted the results to officials of the Company requesting the tests. After our potential customer reviewed the tests results, they notified Kelso and other officials in their Company that the results were excellent. Based on these test results and the potential customers current budget deliberations, Kelso believes that it could receive a significant order from this Company in the future.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the six months ended February 28, 2006, the Company had revenues of $20,206, Cost of goods sold of $11,867 and incurred $259,688 in general and administrative expenses (2005 - $188,735). The major expenditures during the period were as follows:

Consulting	$	60,975
Management fees	$	66,172
Management salaries	$	45,678
Professional fees	$	42,516
Research and development costs	$	57,658

Related Party Transactions

The following summarizes the Company's related party transactions for the period:

Consulting	$	46,000
Management fees	$	66,172
Management salaries	$	45,678
Professional fees	$	23,569
Research and development costs	$	50,000

Included in accounts payable is $84,807 owing to related parties. These transactions are in the normal course of operations.

Selected Quarterly Information:

	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 31, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004
Revenues	20,206	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cost of goods sold	11,867	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	318,300	144,386	256,961	270,730	104,955	120,678	169,078	140,051	164,592
Net loss for the period	309,961	144,386	256,961	270,730	104,955	120,678	169,078	140,051	164,592
Number of common shares outstanding	50,277,137	48,884,083	48,881,083	48,881,083	44,609,265	43,164,962	41,597,932	41,019,974	40,568,974
Net loss per common share	.0060	.0030	.0053	.0055	.0024	.0028	.0041	.0034	.0041

Selected Annual Information:

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Revenues:	Nil	Nil	Nil
Expenses:	753,324	636,286	656,450
Net loss for the period	753,324	636,286	656,450
Number of common shares outstanding	48,881,083	41,597,932	35,853,925
Net loss per common share	.0154	.0153	.0183
Total Assets	113,871	87,930	137,847

Subsequent Events

On March 20, 2006, Kelso announced that it had been invited to make a number of technical presentations of its JS75 SRV pressure relief valve at the headquarters of various large rail tank car owners/operators in the United States. Through March and April, Kelso made presentations to a number of large oil & gas and chemical companies that use rail shipping extensively. In addition, the Company provided additional detailed information requested by rail car management of another facility owned by Kelso's first customer.

In early April 2006, John L. Carswell attended a meeting held in Tennessee at the offices of one of its customers, Eastman Chemical Company. Discussions with personnel centered on manufacturing, customers needs for pressure relief valves, and Kelso's plans for development of other pressure relief valves for different types of rail cars. Eastman Chemical has several thousand tank cars and has been a major customer of Kelso in Kelso's beginning stages of sales. Kelso is very grateful to Eastman for their confidence both in our product and our management team.

On March 27, 2006 Kelso delivered half of the JS75 SRV stainless steel pressure relief valves ordered for Eastman Chemical's new car build to the manufacturing plant based in the U.S. The tank car build, originally scheduled for completion by the end of May 2006, has been delayed due to a tornado that damaged the manufacturing plant. It is estimated that production will resume by the end of this summer.

On April 10, 2006, Kelso announced that it was arranging a Private Placement. On April 21, 2006, Kelso revised the terms of the Private Placement through which investors may purchase a common share of the Company at $0.10 with a Share Purchase Warrant available at $0.15 for a period of one year. The Private Placement is still open to any potential investors.

On April 19, 2006, Barry LaCroix, Kelso's Vice President of Engineering and R&D attended the Association of American Railroads (AAR) Tank Car Committee bi-annual meeting held in Galveston, Texas. During his trip to the meeting, he also made presentations in the Houston area to two potential customers for Kelso's JS75 SRV pressure relief valve. Barry advised Kelso Vancouver to set up additional meetings with some of the new contacts he made at the AAR Meeting who showed major interest in the JS75 SRV.

If you have any questions, please call Kelso at 604.878.7600 ext. 4 or toll free at 866.535.7685 ext. 4.

Kelso thanks you . . .

John L. Carswell
President & CEO
Kelso Technologies Inc.

Issued April 28, 2006